UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)

Janus Henderson Group plc

(Name of Issuer)

Ordinary Shares, par value $1.50 per Share

(Title of Class of Securities)

G4474Y 214

(CUSIP Number)

Takahiro Saito

General Manager, Actuarial and Accounting Unit

Dai-ichi Life Holdings, Inc.

13-1, Yurakucho 1-Chome,

Chiyoda-ku, Tokyo, 100-8411 Japan

+81-50-3780-4198

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 3, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G4474Y 214

1.	Names of Reporting Person: Dai-ichi Life Holdings, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Tokyo, Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 30,668,922*
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 30,668,922*
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 30,668,922*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 15.3%**
14.	Type of Reporting Person (See Instructions): OO
*

Represents 30,668,922 shares of outstanding ordinary shares, par value $1.50 per share (the “Company Ordinary Shares”), of Janus Henderson Group plc, incorporated and registered in Jersey, Channel Islands (the “Company”).

**

Based on 200,406,138 shares of Company Ordinary Shares, which is 200,406,138 shares of Company Ordinary Shares outstanding as of July 27, 2018 as reported by the Company in its Form 10-Q filed on July 31, 2018, without the 10,000,000 shares of Company Ordinary Shares issuable pursuant to the Option Agreement dated as of October 3, 2016, between Dai-ichi Life Holdings, Inc. and the Company, as this option expired on October 3, 2018 without being exercised.

Item 1. Security and Issuer

This Amendment No. 8 (this “Amendment No. 8”) amends the Schedule 13D that was filed on May 30, 2017, as amended by Amendment No. 1 filed on November 14, 2017, Amendment No. 2 filed on December 18, 2017, Amendment No. 3 filed on February 8, 2018, Amendment No. 4 filed on March 7, 2018, Amendment No. 5 filed on April 3, 2018, Amendment No. 6 filed on April 25, 2018, and Amendment No. 7 filed on May 10, 2018 (the “Schedule 13D”) by Dai-ichi Life Holdings, Inc. (the “Investor”), relating to the issued and outstanding shares of ordinary shares, par value $1.50 per share (the “Company Ordinary Shares”), of Janus Henderson Group plc, incorporated and registered in Jersey, Channel Islands (the “Company”). The principal executive offices of the Company are located at 201 Bishopsgate, EC2M 3AE, United Kingdom. Beginning on the date this Amendment No. 8 is filed, all references in the Schedule 13D to the Schedule 13D shall be deemed to refer to the Schedule 13D as amended by this Amendment No. 8. Only those items reported in this Amendment No. 8 are amended and all other items in the Schedule 13D remain unchanged. Capitalized terms used in this Amendment No. 8 and not defined herein shall have the meanings given to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following to the end thereof:

On October 3, 2016, Investor acquired the beneficial ownership to 10,000,000 shares of Company Ordinary Shares which were issuable upon the exercise of the conditional options granted pursuant to the Option Agreement. The option for these shares expired on October 3, 2018 without being exercised and such amount is no longer counted for beneficial ownership purposes.

Item 5. Interest in the Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

(a) Rows (7) through (11) and (13) of the cover pages to this Statement are hereby incorporated by reference. For purposes of calculating the percentages set forth in this Item 5, the number of shares outstanding is assumed to be 200,406,138, which is 200,406,138 shares of Company Ordinary Shares outstanding as of July 27, 2018 as reported by the Company in its Form 10-Q filed on July 31, 2018. For the purpose of Rule 13d-3 promulgated under the Exchange Act, the Investor beneficially owns 30,668,922 shares of Company Ordinary Shares, representing approximately 15.3% of the outstanding shares of Company Ordinary Shares.

On October 3, 2018, Investor’s option in the 10,000,000 shares under the Option Agreement expired without being exercised and therefore changed Investor’s beneficial ownership from 40,668,922 to 30,668,922.

(b) The Investor has the sole power to vote or direct the vote and to dispose or direct the disposition of all 30,668,922 shares of Company Ordinary Shares beneficially owned by it.

(c) Except as described in Item 3 of this Statement, neither the Investor nor, to its knowledge, any of its directors or executive officers has engaged in any transaction in shares of the Company Ordinary Shares in the past 60 days.

(d) No other person is known by the Investor to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Company’s securities beneficially owned by the Investor.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dai-ichi Life Holdings, Inc.

Date: October 4, 2018	By:	/s/ Takahiro Saito

	Name:	Takahiro Saito
	Title:	General Manager, Actuarial and Accounting Unit